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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer X Unveils First eVTOL Concept

Los Angeles, California, May 8, 2018 – Embraer X, an Embraer organization dedicated to developing disruptive businesses, today unveiled its first electrical Vertical Take-Off and Landing (eVTOL) aircraft concept. The unveiling was made during Uber Elevate 2018, in Los Angeles, California. Embraer X is engaged in several projects, including the development of eVTOL concepts through a cooperation with Uber and other companies to explore business opportunities within the Uber Elevate ecosystem.

“We have excelled in our near-50-year journey by introducing innovations into the aviation industry and delivering true value to customers,” said Paulo Cesar de Souza e Silva, President and CEO of Embraer. “We are relentless in our quest for constant growth and through Embraer X we will drive disruptive innovation and accelerate the creation of new businesses with the potential for exponential growth. Urban mobility is ripe for transformation and we are committed to having a major role in this key market.”

The eVTOL concept presented at Uber Elevate 2018 represents an aircraft with a mission to serve passengers in an urban environment, based on the key design drivers of safety, passenger experience, affordability and a very low footprint for the community, in terms of noise and emissions.

“We are developing solutions to bring on-demand air transportation to urban areas to improve quality of life for millions of people. Our collaboration with key stakeholders will accelerate the arrival of this new ecosystem,” said Antonio Campello, President & CEO of Embraer X. “This is one example of how Embraer X is committed to exploring a range of disruptive products and services that could revolutionize the business of air transportation.”

Embraer X’s first eVTOL concept unveiled today is the outcome of extensive interaction with potential urban air travelers about their desired experience, combined with the expertise of Embraer’s teams and the collaboration with various companies and institutions. Embraer X will continue to engage with communities to expedite the development of desired solutions for this new market.

Over the last five decades, Embraer has designed, developed and certified close to 50 aircraft models, delivering over 8,000 aircraft to 100 countries. Embraer’s fleet has accumulated more than 50 million flight hours. Leveraging Embraer’s experience and longstanding relationships with aircraft certification authorities around the globe, Embraer X will ensure that safety design drivers meet and exceed the highest industry standards.

PRESS OFFICES
Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

For images of Embraer X’s first eVTOL concept, please visit https://embraer.bynder.com/share/7C267C68-4D7B-40C9-80463D74CB5A58D4/

About Embraer X

Embraer X is an Embraer organization, dedicated to developing disruptive businesses that transform transportation. With an inherent startup mentality, Embraer X has three fundamental pillars, which are the shaping of the future user experience of air transportation, the application of Embraer know-how, and the generation of disruptive products, services and business models.

Embraer X is based on Florida’s Space Coast in Melbourne, Florida, with innovation teams established in Silicon Valley and Boston that are integrating and collaborating with innovation communities.

Embraer X unveiled its first electrical Vertical Take-Off and Landing (eVTOL) aircraft concept during Uber Elevate 2018, in May 2018. Embraer X is engaged in several projects, including the development of eVTOL concepts through a cooperation with Uber and other companies to explore business opportunities within the Uber Elevate ecosystem.

For more information, please visit EmbraerX.com

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2018

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer